Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: NOVEMBER 2004

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

EXHIBIT INDEX

Exhibit

Description of Exhibit

1

News Release –  Petro-Canada Updates  Incident at Terra Nova

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

            /s/ Hugh L. Hooker

Date:  November 23, 2004

Name:

Hugh L. Hooker

Title:

Associate General Counsel

   and Corporate Secretary

Exhibit 1

For Release

November 23, 2004

Petro-Canada Updates Incident at Terra Nova

St. John’s – Petro-Canada has deployed equipment to assist in the clean up of a discharge of oily water which occurred early Sunday morning at the Terra Nova oil field, 350 kilometres east-south-east of St. John’s, Newfoundland.

Petro-Canada has been tracking the resulting slick through aerial, on-water surveillance and satellite imaging as well as the use of satellite monitored tracking buoys. As of 11:00 a.m. (NST) this morning, the slick was located approximately 40 km south-south-east of the Terra Nova field. The main body of the slick covered a rectangular area of 6.1 by 5.5 kilometres.

“We are fully committed to dealing with this incident,” said Urban Williams, Petro-Canada’s Team Leader for Environment & Emergency Response. “We have deployed floating absorbent booms, which are designed to absorb oil from the water. The booms are then brought to land for safe disposal.”

Sea conditions offshore have also played a role in mitigating the discharge, Williams added. “The rough and choppy seas are assisting in the natural dispersion and subsequent biodegradation of the oil.”

Thus far, three oiled seabirds have been recovered and brought to shore for treatment at Petro-Canada’s Oiled Seabird Cleaning Centre in St. John’s. Vessels and helicopters continue to search for other wildlife that may be affected by the oil.

Oil production has been suspended pending a review of the incident by the Canada-Newfoundland Offshore Petroleum Board.  Petro-Canada is conducting a thorough internal review of its own, and is cooperating fully with the Board in its investigation, said Incident Commander Ed Martin.

”We are going to learn as much as we possibly can from this incident, and take whatever actions are necessary to prevent future incidents,” Martin said.

For media inquiries, please contact:

John Downton

Director, Communications

(709) 758-0105 or (709) 778-3692